Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Entia Biosciences, Inc. ("the Company") of our report dated March 30, 2015, on our audits of the consolidated balance sheets of Entia Biosciences, Inc. and Subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended.

Our report dated March 30, 2015, contains an explanatory paragraph that states that the Company has experienced recurring losses from operations and negative cash flows from operating activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
September 4, 2015